UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
ITM, Inc.

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
March 14, 2005

Physical Address of Issuer:
1120 6th Avenue, 4th Floor, New York, NY 10036, United States

Website of Issuer:
https://www.meetitm.com

Current Number of Employees:
10

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$6,057	$16,139
Cash and Cash Equivalents	$6,057	$16,139
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$174,211	$83,871
Revenues/Sales	$0	$0
Cost of Goods Sold	$41,997	$25,256
Taxes Paid	$0	$0
Net Income	-$250,586	-$122,732

Annual Report for Form C-AR

of

ITM, Inc.

A Delaware corporation

April 30, 2022

ITM, INC.

ITM, Inc., a Delaware corporation ("**InTheMarket**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.meetitm.com no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://www.meetitm.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

ITM, Inc.

FINANCIAL CONDITION OF ITM, INC.

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of ITM, Inc. is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $6,057 in cash and cash equivalents.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The Company has raised capital via SAFEs in the year 2022.

COMPANY INFORMATION

Issuer Legal Name:	ITM, Inc.
Form of Organization:	Corporation
Jurisdiction in Which Issuer is Formed:	Delaware
Date of Organization:	March 14, 2005
Physical Address:	1120 6th Avenue, 4th Floor, New York, NY 10036, United States
Web Site:	https://www.meetitm.com
Locations in Which the Company Conducts Business:	All 50 U.S. states

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

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Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Steven Renbaum	CEO	InTheMarket- Founder, January 2019-Present Summit Real Estate Partners- Managing Partner, May 2011-April 2019	Syracuse University - BS, Communications, Business

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Steven Renbaum	8,575,000/Common Stock	58.65%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

InTheMarket (ITM) is a B2B, SaaS platform and marketplace for the commercial real estate (CRE) leasing industry, designed specifically for tenant-rep brokers and commercial landlords. The ITM Marketplace delivers end-to-end workflows around every task in the leasing process, culminating with the industry's first interactive deal room where brokers and landlords negotiate proposal terms and execute deals, in-platform. Prior to ITM, CRE listings have been static and non-actionable, forcing users to manually create work-product (tour books, financial analysis, comparison matrices, proposals, etc.) costing hundreds of hours annually. ITM's custom product suite eliminates the "heavy lift" of manual workflows that tenant-rep brokers endure daily and reduces multi-hour projects to just a few minutes. ITM's custom-built portal for landlords and their agents connects them directly to broker demand and features workflows uniquely designed around broker engagement from first contact to a signed lease. ITM brings 'life' to listing data providing every industry stakeholder one CRE terminal to discover, engage, and transact commercial space.

The Company's Products and/or Services

Product / Service	Description	Current Market
Broker Portal for ITM Marketplace	Tenant-rep broker access to ITM platform and cloud tools Marketplace Search –Search product on-demand; Save, share, sort in interactive cloud Work-product automation -(Tour books, comparison matrices, pocket listings, financial analysis, and proposal construction) Virtual Deal Room -Interactive step-by-step	200,000+ users (just office) -All tenant-rep brokers for commercial office, retail, industrial and fle

	custom Proposal Builder. Negotiate proposal terms interactively with landlord; execute deals in-platform; Output in term-sheet format in PDF or MS Word, including redline of changes, automatically generates the recipient's contact information. Broadcaster —Announce being in the market with a new tenant to the landlord community; receive submissions directly Sublease Center —Easily list customer's space a for sublease; manage inquiries, tours and deals Tour logistics --Save 1-2 hours Make tour requests directly; easy confirmation process with tour host; calendar integration ITM Messenger —AI enabled, on-demand chat with file and image sharing; connects users with Comments restricted to single page other team members and industry stakeholders Tenant View – User can create custom login for their customer to view work-product and provide feedback News Monitor – Users can track customer in the news and be alerted on ITM Dashboard (Currently working on securing news/media partnerships for the Monitor)	
Landlord Portal for ITM Marketplace	Landlord and agency broker access to ITM Marketplace Real-time View of Marketplace Demand —View the 'bid' in the marketplace; browse broker requirements in real-time; Respond directly to demand and submit spaces matching requirement criteria Virtual Deal Room -Reduce time spent responding to proposals by 80%. Receive proposals instantly; Interactive environment with simple toggle functionality to accept or counter each item. Easy prompts for users to change values or language for countered items.; Redline view to track changes; Outputs in PDF and Microsoft Word; auto-displays recipient information; View transaction trail; Auto-generate leases with landlord's customized	50,000+ users (just office) -All landlords and agency brokers

	lease form. ITM Listing Platform - Simple on-boarding and listing processes; API, file upload or manual tools to easily add, edit or remove listings. Tour logistics –Receive tour-requests in-platform with email notification; easy confirmation process with calendar integration. Be the tour host or assign a tour host from your team. Follow-up action for every tour. ITM Messenger-AI-enabled on-demand direct messaging, file and image sharing; connects users with team members and industry stakeholders; unburdens the main flow of communication with brokers from the inefficient combination of e-mail, text and phone calls. View, respond, and manage broker inquiries on the spot Broker Relationship Management-Manage broker prospecting, set reminders, pin important follow-ups to Dashboard; Connect to Linked-In profiles; store all documents and project-specific content Reporting & Analytics -Engagement Analytics: # times brokers have viewed, favorited, & shared spaces.; Deal Comparison: Compare multiple scenarios for various tenants, terms, and credit profiles for the same space	

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

While there is no end-to-end marketplace where stakeholders can discover, manage, and transact leases in-platform, the two closest competitors would be Costar and VTS. Costar is the market incumbent and only enterprise CRE leasing search and listing platform. Landlords make their listings available in the Costar database and brokers pay a subscription to search listings and send emails to listing contacts. Costar listing content is non-actionable, leaving users to manually create work-product in other desktop applications. This manual process is the number one pain-point for tenant-rep brokers. The aggregate of instances throughout the year could surpass hundreds of hours, which is time better served developing business. CoStar represents most of the available office-space in any given US market, where 50,000+ brokers engage that content daily. Headquartered in Bethesda MD, the company trades on the Nasdaq with a market capitalization of $36 billion (as of 1/21). Costar makes money from subscription revenue from brokers (demand side). VTS is an asset management platform built for landlords to help streamline pipeline management, deal analysis, approvals, and other portfolio and leasing tasks for their buildings. VTS helps landlords and their leasing agents more efficiently manage their leasing portfolios through workflows that replaced Excel sheets and other easing activity reporting and management tasks. VTS makes money from subscription revenue from landlords (supply side). VTS recently announced two products in their pipeline: VTS Marketplace (pre-launch demo stage), gives tenant-rep brokers access to listing data in the VTS asset management platform. Users can search, save, and share listing content. This product would compete with ITM but only have listings from properties owned by landlords that use VTS software. ITM is an agnostic marketplace, containing listings from owners using any asset management platform or none at all. VTS is based in NYC and has 35,000 users comprised of landlords and landlord-representatives that use the VTS asset management platform to manage their leasing portfolios. The company is privately held and has raised $187 million backed by leading national landlords, most recently valued at $1 billion+.

Customer Base

We sell our product to CRE leasing professionals consisting of individual tenant-rep brokers, enterprise brokerage firms, owners, in-house leasing teams, agency brokers.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable

Anticipated Business Plan

For tenant-rep brokers, ITM charges a monthly subscription for access to the Broker Portal. Landlords receive free access to the Landlord portal, and are charged a nominal fee to list space in the ITM Marketplace, ranging from $.01 to $.05 per month PSF.

EMPLOYEES

The Company currently has 10 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

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We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Steven Renbaum, our CEO. The Company has or intends to enter into employment agreements with Steven Renbaum   , however there can be no assurance that it will do so or that Steven Renbaum will continue to be   employed by the Company for a particular period of time. The loss of Steven Renbaum could harm   the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	15,000,000
Number of shares Outstanding	13,552,420
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security.*	90.1%
Other Material Terms	N/A

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Employee Equity Plan

Type	Common Stock RSUs
Number of shares Authorized / Outstanding	1,065,740 / 167,064
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Material Terms	Restricted Stock Units
Percentage ownership of the Company by the holders of such security*	7.1%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of

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10,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Post-money SAFE
Face Value	$215,000
Voting Rights	None but will receive them upon conversion
Anti-Dilution Rights	None
Other Material Terms	Discount rate of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Other holders will be diluted upon exercise.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	2.1%
Valuation Cap	$10,000,000
Discount Rate	20%

Type	Crowd SAFE
Face Value	$70,089
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	20% discount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	0.7%
Valuation Cap	$10,000,000
Discount Rate	20%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of 10,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Steven Renbaum
Amount Outstanding	$174,211
Interest Rate and Amortization Schedule	1%

*No interest has been calculated in determining the fully diluted percentage. Additionally, for all convertible securities, the valuation cap of the security was used if available, or, if none, the valuation cap of the securities last sold via Regulation Crowdfunding. The percentage interests are intended to serve only as a guidepost and are subject to vary depending on the actual conversion terms and the priced round at which the securities convert (or the timing otherwise).

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Common Stock	$85.75	8,575,000	Working Capital	June 26, 2019	Section 4(a)(2)
Common Stock	$0.50	50,000	Working Capital	June 28, 2019	Section 4(a)(2)
Common Stock	$0.50	50,000	Working Capital	June 26, 2019	Section 4(a)(2)
Common Stock	$487.740	4,877,420	Working Capital	September 14, 2020	Section 4(a)(2)
RSUs	$16.3	163,064	Working Capital	September 14, 2020	Section 4(a)(2)
SAFE	$20,000	1	Software Development, Legal	August 9, 2020	Section 4(a)(2)
SAFE	$35,000	1	Software Development, Legal	July 16, 2020	Section 4(a)(2)
SAFE	$30,000	1	Working Capital	October 25, 2021	Section 4(a)(2)
SAFE	$50,000	1	Working Capital	February 16, 2021	Section 4(a)(2)
Crowd SAFE	$20,089.43	1	Working Capital	July 14, 2021	Regulation Crowdfunding
Crowd SAFE	$50,000	1	Working Capital	May 4, 2021	Regulation Crowdfunding
SAFE	$40,000	1	Working Capital	March 7, 2022	Section 4(a)(2)
SAFE	$40,000	1	Working Capital	January 6, 2022	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Person	Steven Renbaum
Relationship	CEO
Amount of Interest	$40,340
Nature of Interest	Loan to the Company payable on demand.

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company completed its offering in 2021. This is the Company's initial Form C-AR.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Steven Renbaum
_____
(Signature)

Steven Renbaum
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Steven Renbaum
_____
(Signature)

Steven Renbaum
_____
(Name)

CEO
_____
(Title)

April 30, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Steven Renbaum, being the CEO of ITM, Inc., hereby certify as of the date of this Form C-AR that the financial statements of ITM, Inc. included in this Form are true and complete in all material respects.

/s/ Steven Renbaum
_____
(Signature)

Steven Renbaum
_____
(Name)

CEO
_____
(Title)

April 30, 2022
_____
(Date)

EXHIBIT A

Financial Statements

ITM, INC
Unaudited
Balance Sheets - December 31, 2021 and 200

ASSETS		2021		2020
CURRENT ASSETS				
Bank Accounts	$	6,057	$	16,139
Total Current Assets	$	6,057	$	16,139
FIXED ASSETS				
Total Fixed Assets	$	-	$	-
TOTAL ASSETS	**$**	**6,057**	**$**	**16,139**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Total Current Liabilities	$	-	$	-
Long Term Liabilities				
Shareholder Loans	$	174,211	$	83,871
Total Long Term Liabilities	$	174,211	$	83,871
Total Liabilities	$	174,211	$	83,871
Equity				
Capital Stock	$	74	$	-
SAFEs	$	205,089	$	55,000
Net Income	$	(250,586)	$	(122,732)
Retained Earnings	$	(122,732)	$	-
Total Equity	$	(168,154)	$	(67,732)
TOTAL LIABILITIES AND EQUITY	**$**	**6,057**	**$**	**16,139**

ITM, INC
Unaudited
Profit and Loss - December 31, 2021 and 2020

INCOME	2021	2020
Sales	$ -	$ -
Total Income		
Cost of Goods Sold	$ 41,997	$ 25,256
GROSS PROFIT	**$ (41,997)**	**$ (25,256)**
EXPENSES		
General and Administrative	$ 24,817	$ -
Legal	$ 47,551	$ 36,046
General Software Consulting	$ 74,173	$ 31,935
Software & Subscriptions	$ 4,939	$ 466
General Consulting, Finance	$ 9,381	$ -
Travel & Entertainment	$ 201	$ -
Other / Webhosting, email	$ 39	$ -
Operations	$ 1,105	$ -
General Consulting, Marketing	$ 2,264	$ -
PR	$ 2,555	$ 3,000
Consultant	$ 120	$ -
Advertising	$ 8,700	$ -
General Consulting, Design	$ 750	$ -
General Consulting	$ 4,730	$ -
Photography Services	$ 7,525	$ -
Miscellaneous	$ 27	$ 6
Marketing - Events	$ 1,085	$ -
Accounting & Finance	$ 6,179	$ 14,835
Taxes	$ 87	$ -
Consulting (reimbursement)	$ 115	$ -
Consulting	$ 10,640	$ -
Other - Web/email hosting	$ 404	$ -
Rent - Virtual ofc	$ 1,200	$ 1,390
Sales & Marketing	$ -	$ 1,860
Consulting - Graphic Design Consultant	$ -	$ 1,200
Consultant - PR	$ -	$ 2,500
Rent	$ -	$ 4,239
Total Expenses	**$ 208,588**	**$ 97,476**
NET OPERATING INCOME	$ (250,586)	$ (122,732)
NET INCOME	**$ (250,586)**	**$ (122,732)**